Exhibit 99.2

LAIX INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: LAIX)

NOTICE OF ANNUAL GENERAL MEETING

to be held on December 18, 2019

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of LAIX Inc. (the “Company”) will be held at 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, People’s Republic of China on December 18, 2019 at 11:00 a.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with the management.

The board of directors of the Company has fixed the close of business on November 18, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.laix.com, or by writing to Chuhan Wang, LAIX Inc., 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, People’s Republic of China, or by sending an email to ir@laix.com.

By Order of the Board of Directors,
LAIX Inc.

/s/ Yi Wang
Yi Wang
Chairman of the Board of Directors and Chief Executive Officer

Shanghai, China

November 6, 2019

[Signature Page to AGM Notice]